SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bonds.com Group, Inc.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

098003106

(CUSIP Number)

Scott Pintoff, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

December 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons GFINet Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 125,242,858*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 125,242,858*

11	Aggregate Amount Beneficially Owned by Each Person 125,242,858*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 54.5**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (assuming a conversion as of December 5, 2011), and the exercise of all common stock warrants held as of December 5, 2011.  See Item 5.

** Calculated based on 104,354,190 shares of common stock outstanding as of November 21, 2011, as disclosed by the Issuer in its most recent quarterly report for the period ended September 30, 2011 filed on November 21, 2011.

SCHEDULE 13D

1	Name of Reporting Persons GFI Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 125,242,858*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 125,242,858*

11	Aggregate Amount Beneficially Owned by Each Person 125,242,858*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 54.5**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (assuming a conversion as of December 5, 2011), and the exercise of all common stock warrants held as of December 5, 2011.  See Item 5.

** Calculated based on 104,354,190 shares of common stock outstanding as of November 21, 2011, as disclosed by the Issuer in its most recent quarterly report for the period ended September 30, 2011 filed on November 21, 2011.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2011 (the “Original Schedule 13D”).  The Original Schedule 13D, together with this Amendment No. 1, are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 1 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 529 Fifth Avenue, 8th Floor, New York, New York 10017.  Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.

Item 2.           Identity and Background

Subparagraph (a) of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  This Schedule 13D is filed on behalf of GFI Group Inc. (“GFI Group”), a Delaware corporation, and GFINet Inc. (“GFINet”), a Delaware corporation and a wholly-owned subsidiary of GFI Group (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  Schedule I hereto, with respect to GFI Group, and Schedule II hereto, with respect to GFINet, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning shares of the Issuer’s Series C Preferred Stock, Series E Convertible Preferred Stock (the “Series E Preferred Stock”), Series E-1 Convertible Preferred Stock (the “Series E-1 Preferred Stock”) and Series E-2 Convertible Preferred Stock (the “Series E-2 Preferred Stock”) and that are parties to the Series E Stockholders Agreement (as defined below) (the “Non-Reporting Person Stockholders”).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 655,061,428 which represents approximately 86.3% of the shares of Common Stock outstanding.  Based on available information, the shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of November 21, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended September 30, 2011 filed on November 21, 2011, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (assuming a conversion as of December 5, 2011), and the exercise of warrants, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by the addition of the following information:

On December 5, 2011, GFINet entered into an Exchange Agreement with the Company, Oak Investment Partners XII, Limited Partnership (“Oak”), UBS Americas, Inc., Bonds MX, LLC, Jefferies & Company, Inc. and all other holders of the Company’s Series D Preferred Stock (the “Exchange Agreement”), a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.  Pursuant to the terms of the Exchange Agreement, at the closing of the transaction, which occurred on December 5, 2011, GFINet exchanged all 2,500 shares of Series D Preferred Stock it had previously acquired for 2,667 shares of the Company’s newly-created Series E Preferred Stock.  None of the Common Stock Warrants that GFINet purchased on February 2, 2011 were exchanged or otherwise cancelled as part of the transactions consummated under the Exchange Agreement and thus, GFINet continues to own all of such Common Stock Warrants.  No additional funds were paid by GFINet in order to acquire the Series E Preferred Stock; instead, the number of shares of Series E Preferred Stock that GFINet so acquired was determined based upon the stated value of its 2,500 shares of Series D Preferred Stock, together with accrued dividends thereon.

In connection with the transactions contemplated by the Exchange Agreement, on December 5, 2011, GFINet entered into a Unit Purchase Agreement with the Company, Daher Bonds Investment Company (“DBIC”), Mida Holdings (“Mida”), Oak and the other parties thereto (the “Series E-2 Purchase Agreement”), a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.  Pursuant to the terms of the Series E-2 Purchase Agreement, at the closing of the transaction, which occurred on December 5, 2011, GFINet purchased 18 units (each, a “Series E-2 Unit”), with each Series E-2 Unit comprised of (a) warrants to purchase 1,428,571.429 shares of Common Stock, with an initial exercise price of $0.07 per share and (b) 100 shares of the Company’s Series E-2 Preferred Stock.  As a result, GFINet acquired (i) an aggregate of 1,800 shares of Series E-2 Preferred Stock, which are initially convertible into approximately 25,714,286 shares of Common Stock and (ii) warrants to purchase approximately 25,714,286 shares of Common Stock (the “December 2011 Common Stock Warrants”).

The total amount of funds used by GFINet to purchase the Series E-2 Units as described herein was furnished from the working capital of GFINet. The total amount of funds paid by GFINet to purchase the Series E-2 Units as described herein was $1,800,000.  No part of the purchase price was borrowed for the purpose of acquiring the Series E-2 Units.

Item 4.           Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by the addition of the following information:

The Series E-2 Units were acquired by GFINet for investment purposes.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company, the Company’s management, the Board of Directors of the Company (the “Board”), Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series E Preferred Stock, Series E-2 Preferred Stock or Common Stock (or other securities of the Company) or engaging in discussions with the Company concerning future transactions with the Company, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Series E-2 Purchase Agreement and the Series E Stockholders Agreement (as defined below).

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Series E Preferred Stock, Series E-2 Preferred Stock, Common Stock or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Board, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Series E Preferred Stock, Series E-2 Preferred Stock, Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Exchange Agreement

As described in Item 3 above, GFINet entered into the Exchange Agreement pursuant to which, on December 5, 2011, GFINet exchanged all 2,500 shares of Series D Preferred Stock it had previously acquired for 2,667 shares of the Company’s newly-created Series E Preferred Stock.  None of the Common Stock Warrants that

GFINet purchased on February 2, 2011 were exchanged or otherwise cancelled as part of the transactions consummated under the Exchange Agreement and thus, GFINet continues to own all of such Common Stock Warrants.

Series E-2 Purchase Agreement

As described in Item 3 above, GFINet entered into the Series E-2 Purchase Agreement pursuant to which, on December 5, 2011, GFINet purchased 18 Series E-2 Units, each such Series E-2 Unit consisting of (a) warrants to purchase 1,428,571.429 shares of Common Stock and (b) 100 shares of Series E-2 Preferred Stock.

The Series E-2 Purchase Agreement also provides that, subject to the satisfaction of certain conditions, the Company shall sell, and GFINet shall purchase, an additional 12 Series E-2 Units for an aggregate purchase price of $1,200,000 (the “Additional Sale”).  The Additional Sale, if any, would take place at a future date upon the satisfaction or waiver of certain closing conditions.  Such closing conditions include, without limitation, the following:

•                                         The Company shall have achieved certain revenue and cash burn closing milestones on, as of or before June 30, 2012.  Such revenue and cash burning milestones will be satisfied if both (a) the Company’s gross operating revenue for any month ending after December 5, 2011 and on or prior to June 30, 2012 is at least $800,000, and (b) the Company’s operating losses for the same month are less than $200,000;

•                                         There shall not have occurred any material adverse effect with respect to the Company or any of its subsidiaries, taken as a whole; and

•                                         The Company’s representations and warranties in the Series E-2 Purchase Agreement shall be true and correct in all respects as of the date when made and as of any closing with respect to the Additional Sale, except for such failures to be true and correct which in GFINet’s reasonable judgment, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a material adverse effect.

Series E Preferred Stock and Series E-2 Preferred Stock

Series E, E-1 and E-2 Certificate of Designation.  The terms of the Series E Preferred Stock and Series E-2 Preferred Stock are set forth in the Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of the Company, which was filed with the Secretary of State of the State of Delaware on December 5, 2011 (the “Series E, E-1 and E-2 Certificate”).  A copy of the Series E, E-1 and E-2 Certificate is incorporated herein by reference as more specifically described under Item 7 hereof.

Conversion.  Pursuant to the Series E, E-1 and E-2 Certificate, each share of Series E Preferred Stock and Series E-2 Preferred Stock, and all respective Accruing Dividends (as defined below) thereon that remain unpaid at the time of conversion, shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value ($1,000 subject to appropriate adjustments) applicable to such shares of Series E Preferred Stock and Series E-2 Preferred Stock, as applicable, and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion (such quotient is referred to as a “Conversion Rate”).  The “Optional Conversion Price” for each of the Series E Preferred Stock and Series E-2 Preferred Stock shall initially be $0.07.  If, during the 18-month period following the date of the Series E-2 Purchase Agreement, the Company issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a per share price less than the conversion price then in effect for the Series E Preferred Stock and Series E-2 Preferred Stock, the conversion price of the Series E Preferred Stock and Series E-2 Preferred Stock will be reduced by a customary “weighted average” anti-dilution formula (subject to certain exceptions).

The Series E Preferred Stock and Series E-2 Preferred Stock is mandatorily convertible into shares of Common Stock if and when shares of Common Stock (a) are listed on a national securities exchange, (b) trade with a closing price of at least $1.00 (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) for a period of 180 consecutive trading days on average trading volume of not less than 250,000 shares (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) per day over the subject 180-trading day period, and (c) have an aggregate market value of at least $100,000,000 as of the last day of such 180-trading day period.

Dividends.  Each holder of shares of Series E Preferred Stock and Series E-2 Preferred Stock are entitled to receive dividends at the rate per annum of 8%, compounded annually, on each share of Series E Preferred Stock and Series E-2 Preferred Stock (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) (“Accruing Dividends” or “Accrued Dividends”).  The dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative.  Dividends shall be payable only (i) when, as and if declared by the Board, (ii) in connection with the conversion thereof (in which case payment shall be in-kind) or (iii) as part of the liquidation or change of control preference summarized below; provided, that, the holders of at least 66.6% of the Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock then outstanding have the right to elect to cause the Company not to declare accrued dividends payable on the shares of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock if the Board otherwise intended to make such declaration.  Except in the circumstances where the foregoing election has been made, no dividend or other distribution shall be paid, declared or set aside for payment on any share of Common Stock or any series of preferred stock expressly made junior to the Series E Preferred Stock and Series E-2 Preferred Stock unless all dividends with respect to each outstanding share of the Series E Preferred Stock and Series E-2 Preferred Stock have been or are simultaneously declared and paid in cash.

Liquidation Preference.  Each holder of shares of Series E Preferred Stock and Series E-2 Preferred Stock (and each holder of shares of the Company’s Series E-1 Preferred Stock, which, as of the date hereof, are not owned by the Reporting Persons) shall be entitled to a preferential payment (prior to any payment to holders of the Company’s Series C Preferred Stock, Series A Preferred Stock or Common Stock) upon a liquidation or change of control, which payment shall be equal to (a) $2,000 per share plus all accrued but unpaid dividends, plus (b) the amount that would have been received by such holder had such holder optionally converted its shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock into Common Stock prior to the liquidation or change of control; provided, that, if the aggregate amount that the holders of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock are entitled to receive upon a liquidation or change of control, plus all accrued but unpaid dividends, equals or exceeds $5,000 per share (such $5,000 per share, the “Maximum Participation Amount”), then each holder of shares of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock shall be entitled to a preferential payment (prior to any payment to holders of the Company’s Series C Preferred Stock, Series A Preferred Stock or Common Stock) upon a liquidation or change of control, which payment shall be equal to the greater of (i) the Maximum Participation Amount, and (ii) $1,000 per share, plus all accrued but unpaid dividends, and plus the amount that would have been received by such holder had it optionally converted its shares of Series E Preferred, Series E-1 Preferred or Series E-2 Preferred into Common Stock prior to the liquidation or change of control.  Holders of shares of Series E-2 Preferred shall be entitled to a preferential payment (prior to any payment to holders of Series E Preferred, Series E-1 Preferred, Series C Preferred, Series A Preferred or Common Stock) upon a liquidation or change of control where the assets available for distribution among the holders of the Company’s capital stock are less than the sum of the total invested capital by holders of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock at the time of such liquidation or change of control event, which payment shall be made pro-rata based on the number of shares held by each such holder up to the sum of $1,000 per share plus all accrued but unpaid dividends.

Voting Rights.  Each holder of outstanding shares of Series E Preferred Stock and Series E-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series E Preferred Stock and Series E-2 Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series E Preferred Stock and Series E-2 Preferred Stock shall vote together with the holders of Common Stock, and with holders of any other series of Preferred Stock the terms of which so provide, as a single class.  Each holder of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock have the right to approve (by a vote of at least 66.6% of the Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock, voting together as a single class) certain actions, including the creation or issuance of any class of preferred stock on a parity with or senior to the Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock.  In addition, each holder of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock have the right to approve (by at least 66.6% of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock, voting together as a single class on an as-converted to Common Stock basis) certain corporate actions, including, without limitation, certain changes of control and the incurrence of indebtedness for borrowed money unless the Company would have, after giving effect to such incurrence, an EBITDA-to-interest ratio of at least 2:1.

December 2011 Common Stock Warrants

The December 2011 Common Stock Warrants have an initial exercise price of $0.07 per share and include provisions (a) permitting the holder to exercise the same through cashless “net exercise election” and (b) providing that, for a period of 18 months following the date of the Series E-2 Purchase Agreement, if the Company issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.07, then the exercise price of the December 2011 Common Stock Warrants will be reduced by a customary “weighted-average” anti-dilution formula (subject to certain exempted issuances).  The December 2011 Common Stock Warrants are exercisable until December 5, 2016.  The terms of the December 2011 Common Stock Warrants are set forth in the copy of the same which is incorporated herein by reference as more specifically described under Item 7 hereof.

Series E Stockholders’ Agreement

In connection with and as a condition to the transactions contemplated by the Series E-2 Purchase Agreement and the Exchange Agreement, on December 5, 2011, the Company, GFINet, DBIC, Mida, Oak, UBS, Bonds MX, Jefferies and each other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement entered into a Series E Stockholders’ Agreement setting forth certain agreements among and between the Company and such stockholders (the “Series E Stockholders Agreement”), a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.  The Series E Stockholders Agreement superseded and replaced in its entirety the Series D Stockholders’ Agreement, dated as of February 2, 2011, by and among the Company, GFINet, Oak, UBS, Bonds MX and Robert Jones, as amended.

Pursuant to the Series E Stockholders Agreement, in the event that DBIC, Mida, Oak, GFI, UBS, Bonds MX, Jefferies or any other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement (the “Series E Stockholders”) seeks to sell his or its shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, as the case may be, each other Series E Stockholder shall have the right to sell a pro rata portion of its similar securities along with the selling Series E Stockholder.  Alternatively, the Company, at its option, may redeem the applicable securities from the other Series E Stockholders and the selling Series E Stockholder would be permitted to sell his or its shares free of such obligation. The foregoing obligations do not apply to transfers pursuant to Rule 144, transfers to certain permitted transferees, bona fide pledges and pledges outstanding as of the date of the Series E Stockholders Agreement.  Such obligations also do not apply to sales of less than 10% of the securities held by the selling Series E Stockholder.

The Series E Stockholders Agreement requires the Company to offer the Series E Stockholders the right to participate on a pro rata basis (based on its fully diluted shares of preferred stock relative to the total number of fully diluted shares of the Company) in future issuances of equity securities by the Company.  The foregoing right does not apply to issuance of equity securities (a) in connection with any acquisition of assets of another person, whether by purchase of stock, merger, consolidation, purchase of all or substantially all of the assets of such person or otherwise approved by the Board and the requisite holders of the Series E Preferred Stock and Series E-2 Preferred Stock to the extent required under the Series E, E-1 and E-2 Certificate, (b) Exempted Securities (as such term is defined in the Series E, E-1 and E-2 Certificate), (c) in an underwritten public offering with gross proceeds of at least $50,000,000 and a market capitalization of at least $175,000,000, and (d) approved by holders of a majority of the shares of Series E Preferred Stock and Series E-2 Preferred Stock.  The Company may elect to consummate the issuance of equity securities and subsequently provide the Series E Stockholders their right to participate.  The foregoing right to participate under the Series E Stockholders Agreement shall terminate on such date as of which less than 25% of the shares of Series E Preferred Stock and Series E-2 Preferred Stock collectively remain outstanding.

Pursuant to the Series E Stockholders Agreement, for so long as the Series E Stockholders collectively own at least 25% of the shares of Series E Preferred Stock and/or Series E-2 Preferred Stock issued pursuant to the Exchange Agreement or Series E-2 Purchase Agreement, or 25% of the shares of Common

Stock issued upon the conversion thereof, (a) the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, one person designated in writing collectively by the Series E Stockholders (the “Series E Designee”).  Subject to the following sentence, the consent of each of the Series E Stockholders holding at least 8% of the outstanding shares of Series E Preferred Stock or Series E-2 Preferred Stock as of the date of the Series E Stockholders Agreement shall be required in respect of the designation of the Series E Designee.  Notwithstanding the foregoing, for so long as Oak continues to own at least 25% of the shares of Series E Preferred Stock acquired by it pursuant to the Exchange Agreement, or 25% of the Common Stock issued upon the conversion thereof, the Series E Designee shall be designated by Oak in its sole discretion.  Subject to applicable law and the rules and regulations of the Securities and Exchange Commission and any securities exchange or quotation system on which the Company’s securities are listed or quoted, the Series E Designee shall have a right to be a member of each principal committee of the Board.

Pursuant to the Series E Stockholders Agreement, for so long as Oak continues to own at least 25% of the shares of Series E Preferred Stock or Series E-2 Preferred Stock acquired by it pursuant to the Exchange Agreement or Series E-2 Purchase Agreement, respectively, or 25% of the Common Stock issued upon the conversion thereof, (a) the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, one person designated by Oak (the “Oak Designee”), which Oak Designee shall, for the avoidance of doubt, be in addition to Oak’s rights in respect of the Series E Designee.

Pursuant to the Series E Stockholders Agreement, for so long as DBIC continues to own at least 25% of the shares of Series E-2 Preferred Stock acquired by it pursuant to the Series E-2 Purchase Agreement or 25% of the Common Stock issued upon the conversion thereof, (a) the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, one person designated by DBIC (the “DBIC Designee”).

Pursuant to the Series E Stockholders Agreement, for so long as GFINet continues to own at least 25% of the shares of Series E Preferred Stock or Series E-2 Preferred Stock acquired by it pursuant to the Exchange Agreement or Series E-2 Purchase Agreement, respectively, or 25% of the Common Stock issued upon the conversion thereof, (i) the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board of Directors and (ii) each Series E Stockholder is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, one person designated by GFINet (the “GFINet Designee”).

So long as any Series E Stockholder holding at least 8% of the outstanding shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock as of the date of the Series E Stockholders Agreement owns at least 25% of the shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, respectively, acquired by it pursuant to the Exchange Agreement or Series E-2 Purchase Agreement, such Series E Stockholder shall have the right to appoint one non-voting representative to attend each meeting of the Board and each committee thereof (an “Investor Observer”).  In addition, so long as Jefferies & Company Inc. (“Jefferies”) owns at least 25% of the shares of Series E Preferred Stock acquired by it pursuant to the Exchange Agreement, it shall have the right to appoint two non-voting representatives to attend each meeting of the Board and each committee thereof (the “Jefferies Observers”).  Each Investor Observer and the Jefferies Observers will be entitled to receive copies of all notices, minutes, consents and other materials and information that the Company provides to the Board; provided that (x) the Investor Observer and the Jefferies Observers shall execute a confidentiality agreement in a form reasonably acceptable to the Company and the investor designating such Investor Observer and Jefferies, respectively, and (y) the Company may require such Investor Observer and the Jefferies Observers to be recused from any meeting and may redact such materials on advice of counsel in connection with matters involving the attorney-client privilege or conflicts of interest.

Additionally, if, after the date of the Series E Stockholders Agreement, any person acquires shares of Series A Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, the Company shall use its reasonable best efforts to have such stockholder become a party to the Series E Stockholders Agreement.  Additionally, the Company is prohibited from issuing any shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock without the prior consent of the Series E Stockholders and unless such purchaser becomes a party to the Series E Stockholders Agreement.

Second Amended and Restated Registration Rights Agreement

In connection with and as a condition to the transactions contemplated by the Series E-2 Purchase Agreement and the Exchange Agreement, on December 5, 2011, the Company entered into a Second Amended and Restated Registration Rights Agreement with GFINet, DBIC, Mida, Oak, UBS, Bonds MX, Jefferies and each other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement (the “Second Amended and Restated Registration Rights Agreement”), a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.  The Second Amended and Restated Registration Rights Agreement amended, restated and replaced the Amended Registration Rights Agreement, dated as of February 2, 2011, by and among the parties thereto.  Under the terms of the Second Amended and Restated Registration Rights Agreement, if at any time after the earlier of (a) one (1) year after the date of such agreement or (b) one hundred eighty (180) days after the date the Common Stock is listed on a national securities exchange, the Company receives a written request from holders of 66.6% of the Series E Preferred Stock, Series E-1 Preferred Stock and the Series E-2 Preferred Stock (such holders, the “Initiating Investors”) to file with the Securities and Exchange Commission a registration statement with respect to at least ten percent (10%) of such Common Stock then outstanding, then the Company is obligated within ten (10) days after the date of receipt by the Company of such written request, to give notice thereof to all of the other holders of Series E Preferred Stock, Series E-1

Preferred Stock or Series E-2 Preferred Stock (such holders, the “Other Investors”).  As soon as practicable thereafter (and in any event within sixty (60) days after the date of receipt by the Company of such written request), the Company shall file such registration statement with the Securities and Exchange Commission covering all Common Stock that are requested to be registered by the Initiating Investors and any additional Common Stock as specified by notice given to the Company by any Other Investors within twenty (20) days of the date the Other Investors received notice from the Company.

The Second Amended and Restated Registration Rights Agreement also provides GFINet and each other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement with “piggy back” registration rights with respect to certain registration statements filed by the Company for its own sale of shares of Common Stock or resales of shares of Common Stock by other stockholders, and also contains other customary undertakings and restrictions with respect to the Company.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The summary contained herein of the Exchange Agreement, the Series E-2 Purchase Agreement, the Series E, E-1 and E-2 Certificate, the December 2011 Common Stock Warrants, the Second Amended and Restated Registration Rights Agreement and the Series E Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated herein by reference as more specifically described under Item 7 hereof.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages used herein are calculated based on information provided by the Company that there were 104,354,190 shares of Common Stock outstanding as of November 21, 2011, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed by the Company on November 21, 2011 (SEC File No. 000-51076).  The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on December 5, 2011.

(a)                                  As of the close of business on December 5, 2011, the Reporting Persons directly held or beneficially owned 2,667 shares of Series E Preferred Stock, 1,800 shares of Series E-2 Preferred Stock, and warrants to purchase an aggregate of 61,428,572 shares of Common Stock (of which 25,714,286 of such shares may be purchased pursuant to December 2011 Common Stock Warrants).  As of December 5, 2011, such shares of Series E Preferred Stock are convertible into 38,100,000 shares of Common Stock, and such shares of Series E-1 Preferred Stock are convertible into 25,714,286 shares of Common Stock.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with the Non-Reporting Person Stockholders (as defined in Item 2 above).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 655,061,428 which represents approximately 86.3% of the shares of Common Stock outstanding.  Based on available information, the shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of November 21, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended September 30, 2011 filed on November 21, 2011, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (assuming a conversion as of December 5, 2011), and the exercise of warrants, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

(b)                                 Each Reporting Person may be deemed to share the power to (a) dispose or to direct the disposition of the 125,242,858 shares of Common Stock the Reporting Persons may be deemed to beneficially own (and convert into) as of December 5, 2011 and (b) vote or direct the vote of the 125,242,858  shares of Common Stock the Reporting Persons may be deemed to beneficially own for voting purposes as of December 5, 2011.

(c)                                  Other than the purchase of Series E-2 Units described in Items 3 and 4, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on July 1, 2011, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”).  A copy of the Joint Filing Agreement is incorporated herein by reference as more specifically described under Item 7 hereof.

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than GFI are identified as such.

Exhibit 99.1

Joint Filing Agreement, dated as of July 1, 2011, by and among GFI Group Inc. and GFINet Inc. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 8, 2011) (SEC File No. 005-80545).

Exhibit 99.2

Exchange Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.3

Unit Purchase Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and certain other investors named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.4

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011 (incorporated herein by reference to Exhibit 3.2 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.5

Common Stock Warrant, dated February 2, 2011 (incorporated herein by reference to Exhibit 10.5 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.6

Common Stock Warrant, dated December 5, 2011 (incorporated herein by reference to Exhibit 10.2 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.5 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.8

Series E Stockholders’ Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2011	GFI GROUP INC.

	By:	/s/ J. Christopher Giancarlo
Name: J. Christopher Giancarlo
Title: Executive Vice President

Dated: December 9, 2011	GFINET INC.

	By:	/s/ J. Christopher Giancarlo
Name: J. Christopher Giancarlo
Title: Executive Vice President